UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No.___)*


                           RAINFOREST CAFE, INC.
        ------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, no par value
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                75086K 10 4
        ------------------------------------------------------------
                               (CUSIP Number)

                         Steven L. Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

                              With a copy to:
                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              February 9, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  75086K 10 4
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Landry's Seafood Restaurants, Inc.
          IRS Id. No:740405386
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          Not applicable
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     100
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      2,468,702+
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       100
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                         2,468,702+
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,468,802+
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          10.6%+
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO


--------------
     + The filing of this Schedule 13D is not, and shall not be construed as, an admission that Landry's or any of its executive officers or directors benefi cially owns any of the shares of Rainforest common stock subject to the Stockholder Agreements.




ITEM 1.  SECURITY AND ISSUER

        This statement relates to the common stock, no par value, of Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"). The address of Rainforest's principal executive offices is 720 South Fifth Street, Hopkins, Minnesota 55343.

ITEM 2.  IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"). Landry's owns and operates seafood restaurants located in 26 states. Its principal business address is 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056.

        The name, citizenship, business address, present principal occupation and organization of employment of each of the executive officers and directors of Landry's and the name and business address of any organization in which such employment is conducted, in each case as of the date hereof, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

        During the last five years, Landry's has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

        On February 9, 2000, Landry's, LSR Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Landry's ("Merger Sub"), and Rainforest entered into an Agreement and Plan of Merger (the "Merger Agreement"). In connection with the Merger Agreement, Landry's entered into a Stockholder Agreement dated as of February 9, 2000 with each of Lyle Berman and Steven Schussler (each, a "Stockholder Agreement"). The discussion in this Schedule 13D of the Stockholder Agreements and the Merger Agreement and the principal terms thereof is subject to, and qualified in its entirety by reference to, the Stockholder Agreements and the Merger Agreement which are incorporated herein by reference.

        As of the date of the Stockholder Agreements, Landry's has been informed by Messrs. Berman and Schussler that Mr. Berman held 1,524,749 shares of Rainforest common stock (or approximately 6.6% of the outstanding Rainforest common stock) and Mr. Schussler held 943,953 shares of Rainforest common stock (or approximately 4.1% of the outstanding Rainforest common stock). Landry's has been informed by Rainforest that as of February 9, 2000, 23,272,232 shares of Rainforest common stock were outstanding.

        Pursuant to the Stockholder Agreements, each of Messrs. Berman and Schussler agreed, among other things, to vote (or cause to be voted) at any meeting of the holders of Rainforest common stock, or in connection with any written consent of the holders of Rainforest common stock, all shares of Rainforest common stock held of record or beneficially owned by him (the "Subject Shares") in favor of the Merger Agreement, the transactions contemplated by the Merger Agreement, and any actions required in furtherance of any of the foregoing. Each of Messrs. Berman and Schussler also agreed to vote their respective Subject Shares against a Company Takeover Proposal (as defined in the Merger Agreement) and against any action or agreement that would impede, frustrate, prevent or nullify the Merger Agreement, result in a breach of the Merger Agreement by Rainforest, or result in a failure the conditions to consummation of the merger in the Merger Agreement not being fulfilled.

        Pursuant to the Stockholder Agreements, each of Messrs. Berman and Schussler also irrevocably granted to, and appointed, Tilman J. Fertitta, Steven L. Scheinthal and Paul S. West, and each of them individually, in their respective capacities as officers of Landry's, and any individual who may succeed to any such office of Landry's, such person's proxy and attorney-in-fact (with full power of substitution) to vote each such person's Subject Shares in favor of the transactions contemplated by the Merger Agreement and against any Company Takeover Proposal.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

        a.- b. Landry's has been informed by Rainforest that as of February 9, 2000, 23,272,232 shares of Rainforest common stock were outstanding.

                      As of the date hereof, and as a result of the execution of the Stockholder Agreements, Landry's may be deemed to have shared voting and dispositive power with respect to the shares of Rainforest common stock subject to the Stockholder Agreements and, accordingly, may be deemed to beneficially own 2,468,702 shares of Rainforest common stock or approximately 10.6% of the outstanding shares of Rainforest common stock as of February 9, 2000. However, the filing of this Schedule 13D is not, and shall not be construed as, an admission that Landry's or any of its executive officers or directors beneficially owns any of the shares of Rainforest common stock subject to the Stockholder Agreements. The Item 2 information with respect to Messrs. Berman and Schussler is attached hereto as Schedule 2 and such Schedule 2 is hereby incorporated by reference.

                      As of the date hereof, Landry's owns 100 shares of Rainforest common stock or less than 0.1% of the outstanding shares of Rainforest common stock and has sole voting and dispositive power with respect to such shares.

                      Except as set forth above, neither Landry's nor, to the best of Landry's knowledge, any of the individuals named in Schedule 1 hereto beneficially owns any shares of Rainforest common stock.

        c. Other than as set forth in this Schedule 13D, neither Landry's nor, to the best of Landry's knowledge, any of the individuals named in Schedule 1 hereto has effected any transaction with respect to the shares of Rainforest common stock within the last sixty days.

        d.            Not applicable.

        e.            Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

        See Item 4 above. Except as provided in the Merger Agreement, the Stockholder Agreements and as set forth in this Schedule 13D, neither Landry's nor, to the best of Landry's knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Rainforest, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2.01 Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. and Rainforest Cafe, Inc.

Exhibit 10.01 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Lyle Berman.

Exhibit 10.02 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Steven Schussler.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 2000               LANDRY'S SEAFOOD RESTAURANTS, INC.

                                        By:    /s/ Steven L. Scheinthal
                                               ----------------------------
                                               Name:  Steven L. Scheinthal
                                               Title: Vice President, General
                                                      Counsel and Secretary




                                                                 SCHEDULE 1


        The name, business address, principal occupation and organization of employment of the executive officers and directors of Landry's Seafood Restaurants, Inc. ("Landry's") are as follows (citizenship is of the United States of America, unless otherwise indicated):


Name                    Position at      Business Address          Principal Occupation and
                        Landry's                                   Organization of Employment

Tilman J. Fertitta      Chairman of the  Landry's Seafood          President and Chief
                        Board,           Restaurants, Inc.         Executive Officer of
                        President and    1400 Post Oak Blvd.,      Landry's
                        Chief Executive  Suite 1010
                        Officer          Houston, Texas  77056

Steven L. Scheinthal    Director, Vice   Landry's Seafood          Vice President of
                        President of     Restaurants, Inc.         Administration, General
                        Administration,  1400 Post Oak Blvd.,      Counsel and Secretary of
                        General Counsel  Suite 1010                Landry's
                        and Secretary    Houston, Texas  77056

Paul S. West            Director, Vice   Landry's Seafood          Vice President of Finance
                        President of     Restaurants, Inc.         and Chief Financial Officer
                        Finance and      1400 Post Oak Blvd.,      of Landry's
                        Chief Financial  Suite 1010
                        Officer          Houston, Texas  77056

James E. Masucci        Director         Landry's Seafood          Private business
                                         Restaurants, Inc.
                                         1400 Post Oak Blvd.,
                                         Suite 1010
                                         Houston, Texas  77056

Joe Max Taylor          Director         Landry's Seafood          Chief law enforcement
                                         Restaurants, Inc.         administrator for Galveston
                                         1400 Post Oak Blvd.,      County, Texas
                                         Suite 1010
                                         Houston, Texas  77056

Richard E. Ervin        Vice President   Landry's Seafood          Vice President of Operations
                        of Restaurant    Restaurants, Inc.         of Landry's
                        Operations       1400 Post Oak Blvd.,
                                         Suite 1010
                                         Houston, Texas  77056


        During the last five years, to the best of Landry's knowledge, none of the forementioned executive officers or directors of Landry's has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                                                                 SCHEDULE 2

        The name, business address, principal occupation and organization of employment of Messrs. Berman and Schussler are as follows (to the best of Landry's knowledge, citizenship of each such person is of the United States of America):


Name                         Position at           Business Address              Principal Occupation and
                             Rainforest                                          Organization of Employment

Lyle Berman                  Chairman of the       Rainforest Cafe, Inc.         Chairman and Chief Executive
                             Board and Chief       720 South Fifth Street        Officer of Rainforest;
                             Executive             Hopkins, MN  55343            Director of companies
                             Officer

Steven W. Schussler          Senior Vice           Rainforest Cafe, Inc.         Senior Vice President -
                             President -           720 South Fifth Street        Development of Rainforest
                             Development           Hopkins, MN  55343



        During the last five years, to the best of Landry's knowledge, neither of the forementioned individuals has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                             INDEX TO EXHIBITS

EXHIBIT         EXHIBIT
NUMBER


2.01 Agreement and Plan of Merger, dated as of February 9, 2000, by and among Landry's Seafood Restaurants, Inc., LSR Acquisition Corp. and Rainforest Cafe, Inc.

10.01 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Lyle Berman.

10.02 Stockholder Agreement, dated as of February 9, 2000, by and between Landry's Seafood Restaurants, Inc. and Steven Schussler.